                                                                    Exhibit 99.2

                            AGREEMENT AMONG INSUREDS
                               WITH RESPECT TO THE
                           JOINT INSURED FIDELITY BOND
        FEDERAL INSURANCE COMPANY BOND NO. 81911329 (THE "FIDELITY BOND")

     AGREEMENT, made as of November 20, 2006 among the undersigned registered management investment companies, a business development company and any and all other undersigned insureds (each an "Insured" and together, the "Insureds") pursuant to paragraph (f) of Rule 17g-1 promulgated under the Investment Company Act of 1940 (the "1940 Act") relating to the Fidelity Bond.

     Each of the Insureds hereby agrees that in the event recovery is received under the Fidelity Bond, as a result of a loss sustained by one or more of the Insureds that is a registered management investment company or a business development company and one or more other Insureds, the registered management investment company or the business development company, as the case may be, shall receive an equitable and proportionate share of the recovery, but at least equal to the amount that it would have received had it provided and maintained a single insured bond with minimum coverage required by paragraph (d) of Rule 17g-1 promulgated under the 1940 Act.

Prospect Street High Income Portfolio, Inc.
Prospect Street Income Shares, Inc.
Highland Floating Rate Fund
Highland Floating Rate Advantage Fund
Highland Floating Rate, LLC
Highland Institutional Floating Rate Income Fund
Highland Corporate Opportunities Fund
Restoration Opportunities Fund
Highland Funds I (Equity Opportunities Fund)
Highland Credit Strategies Fund
Highland Distressed Opportunities Fund, Inc.


By: /s/ M. Jason Blackburn
    ---------------------------------
Name: M. Jason Blackburn
Title: Treasurer, Secretary


Highland Capital Management, L.P.


By: /s/ James D. Dondero
    ---------------------------------
Name: James D. Dondero
Title: President